BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months and six months ended June 30, 2011
Dated August 10, 2011

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months and six months ended June 30, 2011. This information is provided as of August 10, 2011. In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The second quarter results have been compared with the corresponding period in 2010. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements for the three months and six months ended June 30, 2011 and 2010, and its audited consolidated comparative financial statements for the year ended December 31, 2010 and 2009, together with accompanying notes, and the Annual Information Form for the year ended December 31, 2010. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. The financial statements for the second quarter of 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”). Comparative periods in 2010 have been restated to conform to IFRS presentation. Reconciliations from IFRS to Canadian general accepted accounting principles (“previous GAAP”) are shown in the notes to our financial statements. The adoption of IFRS did not have a material impact on the amounts reported as funds from operations. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share or per trust unit amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

CORPORATE CONVERSION

At year end 2010, Baytex Energy Trust (the "Trust") completed a plan of arrangement under the Business Corporations Act (Alberta) pursuant to which it converted its legal structure from an income trust to a corporation (the "Corporate Conversion").  Pursuant to the Corporate Conversion: (i) on December 31, 2010, holders of trust units of the Trust exchanged their trust units for our common shares on a one-for-one basis; and (ii) on January 1, 2011, the Trust was dissolved and terminated, with the result that we became the successor to the Trust. The reorganization into a corporation has been accounted for on a continuity of interest basis and accordingly, the condensed consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company had always carried on the business formerly carried on by the Trust.

Despite the change in legal structure from a trust to a corporation, the Company’s business objectives and strategies remain unchanged and the officers and directors remained the same. Baytex's business objectives are directed towards growing its production and asset base through internal property development and acquisitions with the objectives of providing monthly income to its shareholders and creating long-term value for its shareholders. To achieve these objectives, Baytex intends to invest capital to enhance the value of its assets, operate its producing petroleum and natural gas properties in a low cost manner while maximizing the recovery of reserves, and pay monthly dividends to shareholders.

Baytex will continue to direct its efforts to increase the value of its assets through development drilling and associated development activities and enhanced oil recovery activities as well as by the periodic acquisition of undeveloped and producing petroleum and natural gas properties. Baytex will also seek to acquire petroleum and natural gas producing properties and primarily participate in development activities that are generally considered to be lower risk. Also, a minor percentage of each year's capital budget will be devoted to moderate risk development and lower risk exploration opportunities on its properties.

The common shares of Baytex trade on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol BTE. Beginning with the January 31, 2011 record date, shareholders of Baytex will receive payments in the form of dividends. Prior to the Corporate Conversion on December 31, 2010, unitholders of the Trust received payments in the form of distributions.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt and operating netback) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio and operating netback are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures for other issuers.

Funds from Operations
We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with IFRS or previous GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio and Dividends or Distributions".

Payout Ratio
We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations.  We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to Shareholders and capital investments.

Total Monetary Debt
We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as deferred income tax assets or liabilities and unrealized gains or losses on financial derivative contracts)), the principal amount of long-term debt and the balance sheet amount of any convertible debentures and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback
We define operating netback as product revenue less royalties, operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. We believe that this measure assists in evaluating the specific operating performance by product.

OUTLOOK – ECONOMIC ENVIRONMENT

The global economic outlook continues to be uncertain. Financial difficulties in certain parts of the European Union as well as nervousness following the protracted debates in the United States on the debt ceiling have kept financial markets on edge. These issues are being mitigated by continued strength in the emerging economies, which to date have supported generally strong commodity prices. As a result, the spot price for West Texas Intermediate (“WTI”) moved higher over the course of the six months ended June 30, 2011. At June 30, 2011 the spot WTI price was US$96.29/bbl, up from US$91.38/bbl at December 31, 2010. In this volatile period, Baytex continues to be focused on the following objectives: preserving financial position strength and liquidity, maintaining and, where possible, profitably expanding its productive capacity and delivering a stable dividend to its shareholders.

RESULTS OF OPERATIONS

Production

	Three Months Ended June 30			Six Months Ended June 30
Daily Production	2011	2010	Change	2011	2010	Change
Light oil and NGL (bbl/d)	6,055	6,443	(6%)	6,329	6,551	(3%)
Heavy oil (bbl/d) (1)	33,839	28,263	20%	32,821	27,773	18%)
Natural gas (mmcf/d)	47.8	56.4	(15%)	49.4	56.7	(13%)
Total production (boe/d)	47,853	44,104	9%	47,380	43,766	8%

Production Mix
Light oil and NGL	13%	15%	-	14%	15%	-
Heavy oil	71%	64%	-	69%	63%	-
Natural gas	16%	21%	-	17%	22%	-

(1) Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the three months ended June 30, 2011, heavy oil sales volumes were 71 bbl/d higher than production volumes (three months ended June 30, 2010 – 73 bbl/d higher). For the six months ended June 30, 2011, heavy oil sales volumes were 322 bbl/d higher than production volumes (six months ended June 30, 2010 – 118 bbl/d higher).

Production for the three months ended June 30, 2011 totaled 47,853 boe/d, as compared to 44,104 boe/d for the same period in 2010. Light oil and natural gas liquids (“NGL”) production for the second quarter of 2011 decreased by 6% to 6,055 bbl/d from 6,443 bbl/d a year earlier due to production interruptions from wet weather in North Dakota, forest fires and resulting pipeline curtailment in northern Alberta, third party natural gas processing constraints that reduced NGL production in west-central Alberta, and NGL production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the second quarter of 2011 increased by 20% to 33,839 bbl/d from 28,263 bbl/d a year ago primarily due to development activities, the acquisition of producing assets and increased production at Seal. Natural gas production decreased by 15% to 47.8 mmcf/d for the second quarter of 2011, as compared to 56.4 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Production for the six months ended June 30, 2011 totaled 47,380 boe/d, as compared to 43,766 boe/d for the same period in 2010. Light oil and NGL production for the six months ended June 30, 2011 decreased by 3% to 6,329 bbl/d from 6,551 bbl/d a year earlier due to production interruptions from wet weather in North Dakota, forest fires and resulting pipeline curtailment in northern Alberta, third party natural gas processing constraints that reduced NGL production in west-central Alberta, and NGL production declines in conventional fields in Alberta and British Columbia. Heavy oil production for the six months ended June 30, 2011 increased by 18% to 32,821 bbl/d from 27,773 bbl/d a year ago primarily due to development activities, the acquisition of producing assets and increased production at Seal. Natural gas production decreased by 13% to 49.4 mmcf/d for the six months ended June 30, 2011, as compared to 56.7 mmcf/d for the same period last year primarily due to natural declines as we focused our drilling effort on our oil portfolio.

Commodity Prices

Crude Oil

For the first six months of 2011, the price of prompt WTI fluctuated between a low of US$84.32/bbl and a high of US$113.93/bbl. The high price volatility seen in this period was due to a combination of events, including civil unrest in the Middle East and North Africa, earthquakes in Japan and a tightening global oil supply-demand balance. The price of WTI, after rallying from February through April 2011 and reaching a year to date high in April, declined to below US$100/bbl in early May as the global markets became increasingly concerned with the effect of high oil prices on oil consumption, European and US sovereign debt levels and prospects for the global economy. As shown in the table below, the average price of WTI during the second quarter of 2011 was 31% higher than the corresponding period in 2010, and the average WTI price during the first half of 2011 was 25% higher than in the first half of 2010. In both periods, concerns regarding the capability of global oil production capacity to meet growing petroleum demand supported oil prices, in spite of significant macroeconomic concerns. WTI oil prices experienced a growing discount to Brent oil due to transportation constraints on shipments out of the Cushing, Oklahoma hub where WTI oil is priced.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 17% during the second quarter of 2011, and 21% for the first half of 2011. As shown in the table below, these differentials compare to 18% and 15%, respectively, for the same periods in 2010. The export pipeline integrity issues that increased the WCS differential were largely resolved by the end of the first quarter, resulting in a narrower WCS differential in the second quarter of 2011. At present, WCS differentials for September 2011 are trading at approximately 16% of WTI. Looking forward, demand for Canadian heavy oil by US refiners in the midcontinent region is expected to increase in late 2011 through 2013 with commissioning of heavy oil refining projects in the region.

Natural Gas

For the three months ended June 30, 2011, AECO natural gas prices averaged $3.74/mcf, as compared to $3.86/mcf in the same period last year. For the six months ended June 30, 2011, the average AECO natural gas price was $3.76/mcf, as compared to $4.61/mcf in the same period last year. Increasing US natural gas production in 2011, together with a stronger Canadian dollar, has negatively affected Canadian natural gas prices in 2011, despite higher than normal weather related demand for natural gas in North America.

	Three Months Ended June 30			Six Months Ended June 30
	2011	2010	Change	2011	2010	Change
Benchmark Averages
WTI oil (US$/bbl) (1)	$102.56	$78.03	31%	$98.33	$78.37	25%
WCS heavy oil (US$/bbl) (2)	$84.93	$63.94	33%	$78.08	$66.81	17%
Heavy oil differential (3)	(17%)	(18%)	-	(21%)	(15%)	-
USD/CAD average exchange rate	1.0334	0.9733	6%	1.0237	0.9671	6%
Edmonton par oil ($/bbl)	$102.63	$75.46	36%	$95.57	$77.88	23%
AECO natural gas price ($/mcf) (4)	$3.74	$3.86	(3%)	$3.76	$4.61	(18%)

Baytex Average Sales Prices
Light oil and NGL ($/bbl)	$89.11	$64.38	38%	$82.14	$66.23	24%
Heavy oil ($/bbl) (5)	$70.75	$57.79	22%	$64.47	$61.71	4%
Physical forward sales contracts gain (loss) ($/bbl)	0.27	(0.20)		1.13	(1.93)
Heavy oil, net ($/bbl)	$71.02	$57.59	23%	$65.60	$59.78	10%
Total oil and NGL, net ($/bbl)	$73.78	$58.84	25%	$68.26	$61.01	12%

Natural gas ($/mcf) (6)	$4.04	$4.07	1%	$3.98	$4.69	(15%)
Physical forward sales contracts gain (loss) ($/mcf)	0.32	0.12		0.29	0.06
Natural gas, net ($/mcf)	$4.36	$4.19	4%	$4.27	$4.75	(10%)

Summary
Weighted average ($/boe) (6)	$65.26	$51.65	26%	$59.63	$55.37	8%
Physical forward sales contracts gain (loss) ($/boe)	0.58	0.03		1.26	(1.35)
Weighted average, net ($/boe)	$65.84	$51.68	27%	$60.89	$54.02	13%

  (1) WTI refers to the calendar monthly average based on NYMEX prompt month WTI.
  (2) WCS refers to the average posting price for the benchmark WCS heavy oil.
  (3) Heavy oil differential refers to the WCS discount to WTI.
  (4) AECO refers to the AECO monthly index price published by the Canadian Gas Price Reporter.
  (5) Baytex’s realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The above pricing information in the table excludes the impact of financial derivatives.

During the second quarter of 2011, Baytex’s average sales price for light oil and NGL was $89.11/bbl, up 38% from $64.38/bbl in the second quarter of 2010. Baytex’s realized heavy oil price during the second quarter of 2011, prior to physical forward sales contracts, was $70.75/bbl, or 86% of WCS. This compares to a realized heavy oil price in the second quarter of 2010, prior to physical forward sales contracts, of $57.79/bbl, or 88% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the second quarter of 2011 was $71.02/bbl, up 23% from $57.59/bbl in the second quarter of 2010. Baytex’s realized natural gas price for the three months ended June 30, 2011 was $4.04/mcf prior to physical forward sales contracts and $4.36/mcf inclusive of physical forward sales contracts (three months ended June 30, 2010 - $4.07/mcf prior to physical forward sales contracts and $4.19/mcf inclusive of physical forward sales contracts.)

For the first six months of 2011, Baytex’s average sales price for light oil and NGL was $82.14/bbl, up 24% from $66.23/bbl in the first six months of 2010. Baytex’s realized heavy oil price during the first six months of 2011, prior to physical forward sales contracts, was $64.47/bbl, or 85% of WCS. This compares to a realized heavy oil price in the first six months of 2010, prior to physical forward sales contracts, of $61.71/bbl, or 89% of WCS. The differential to WCS largely reflects the cost of blending Baytex’s heavy oil with diluent to meet pipeline specifications. Net of physical forward sales contracts, Baytex’s realized heavy oil price during the first six months of 2011 was $65.60/bbl, up 10% from $59.78/bbl in the first six months of 2010. Baytex’s realized natural gas price for the six months ended June 30, 2011 was $3.98/mcf prior to physical forward sales contracts and $4.27/mcf inclusive of physical forward sales contracts (six months ended June 30, 2010 - $4.69/mcf prior to physical forward sales contracts and $4.75/mcf inclusive of physical forward sales contracts).

Gross Revenues

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for %)	2011	2010	Change	2011	2010	Change
Oil revenue
Light oil and NGL	$49,097	$37,749	30%	$94,091	$78,533	20%
Heavy oil	217,882	148,506	47%	392,352	301,780	30%
Total oil revenue	266,979	186,255	43%	486,443	380,313	28%
Natural gas revenue	18,957	21,491	(12%)	38,193	48,731	(22%)
Total oil and natural gas revenue	285,936	207,746	38%	524,636	429,044	22%
Sales of heavy oil blending diluent	50,963	33,835	51%	102,578	74,319	38%
Total petroleum and natural gas sales	$336,899	$241,581	39%	$627,214	$503,363	25%

Petroleum and natural gas sales increased 39% to $336.9 million for the three months ended June 30, 2011 from $241.6 million for the same period in 2010. During this period, the change was driven by heavy oil revenues which increased by 47% comprising a 23% increase in realized price and a 20% increase in sales volume compared to the three months ended June 30, 2010.

For the six months ended June 30, 2011, petroleum and natural gas sales increased 25% to $627.2 million from $503.4 million for the same period in 2010. During this period, the change was driven by heavy oil revenues which increased by 30% comprising a 10% increase in realized price and an 18% increase in sales volume compared to the six months ended June 30, 2010.

Royalties

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Royalties	$51,159	$42,082	22%	$99,961	$93,047	7%
Royalty rates:
Light oil, NGL and natural gas	17.0%	22.8%	-	17.9%	22.7%	-
Heavy oil	18.2%	19.3%	-	19.4%	21.3%	-
Average royalty rates (1)	17.9%	20.3%	-	19.1%	21.7%	-
Royalty expenses per boe	$11.78	$10.47	13%	$11.60	$11.71	(1)%

(1) Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the second quarter of 2011 increased to $51.2 million from $42.1 million in the second quarter of 2010. Total royalties for the second quarter of 2011 were 17.9% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 20.3% for the same period in 2010. Royalty rates for light oil, NGL and natural gas decreased from 22.8% in the three months ended June 30, 2010 to 17.0% in the three months ended June 30, 2011 due to reductions in conventional oil royalty rates that Baytex realized in the period. Royalty rates for heavy oil areas decreased from 19.3% in the three months ended June 30, 2010 to 18.2% in the three months ended June 30, 2011 due to lower royalty rates at Seal.

Total royalties for the six months ended June 30, 2011 increased to $100.0 million from $93.0 million in the six months ended June 30, 2010. Total royalties for the first six months of 2011 were 19.1% of petroleum and natural gas revenue (excluding sales of heavy oil blending diluent), as compared to 21.7% for the same period in 2010. Royalty rates for light oil, NGL and natural gas decreased from 22.7% in the six months ended June 30, 2010 to 17.9% in the six months ended June 30, 2011 due to reductions in conventional oil royalty rates that Baytex realized in the period. Royalty rates for heavy oil areas decreased from 21.3% in the six months ended June 30, 2010 to 19.4% in the six months ended June 30, 2011 due to lower royalty rates at Seal and a $1.0 million Alberta Royalty Tax Credit reassessment related to 2004 and 2005 periods received in the first quarter of 2011.

Certain additional credits earned under the Alberta Royalty Drilling Credit program, which are based on drilling activity and drilling depths, are recorded as a reduction to capital expenditures, rather than as a reduction to royalties.

Financial Derivatives

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2011	2010	Change	2011	2010	Change
Realized gain (loss) on financial derivatives (1)
Crude oil	$(13,036)	$2,603	$(15,639)	$(17,469)	$3,908	$(21,377)
Natural gas	(33)	3,145	(3,178)	(43)	4,045	(4,088)
Foreign currency	4,692	6,660	(1,968)	10,794	13,107	(2,313)
Interest rate	-	-	-	(72)	512	(584)
Total	$(8,377)	$12,408	$(20,785)	$(6,790)	$21,572	$(28,362)

Unrealized gain (loss) on financial derivatives (2)
Crude oil	$52,384	$19,275	$33,109	$3,593	$16,103	$(12,510)
Natural gas	1,097	(2,344)	3,441	1,505	4,188	(2,683)
Foreign currency	(4,077)	(22,539)	18,462	(2,697)	(17,484)	14,787
Interest rate	198	(4,270)	4,468	731	(9,463)	10,194
Total	$49,602	$(9,878)	$59,480	$3,132	$(6,656)	$9,788

Total gain (loss) on financial derivatives
Crude oil	$39,348	$21,878	$17,470	$(13,876)	$20,011	$(33,887)
Natural gas	1,064	801	263	1,462	8,233	(6,771)
Foreign currency	615	(15,879)	16,494	8,097	(4,377)	12,474
Interest rate	198	(4,270)	4,468	659	(8,951)	9,610
Total	$41,225	$2,530	$38,695	$(3,658)	$14,916	$(18,574)

(1) Realized gain (loss) on financial derivatives represents actual cash settlement or receipts under the financial derivatives.
(2) Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The total gain on financial derivatives for the three months ended June 30, 2011 was $41.2 million, as compared to a gain of $2.5 million for the same period in 2010. This includes a realized loss of $8.4 million and an unrealized mark-to-market gain of $49.6 million for the second quarter of 2011, as compared to $12.4 million in realized gains and $9.9 million in unrealized losses for the second quarter of 2010. The realized loss of $8.4 million for the three months ended June 30, 2011 relates to the realization of losses on commodity contracts due to higher oil prices offset slightly by gains on foreign currency contracts. The unrealized mark-to-market gain of $49.6 million for the three months ended June 30, 2011 relates to lower oil prices at June 30, 2011, as compared to March 31, 2011, offset by the realization of previous unrealized gains on foreign currency contracts.

The total loss on financial derivatives for the six months ended June 30, 2011 was $3.7 million, as compared to a gain of $14.9 million for the same period in 2010. This includes a realized loss of $6.8 million and an unrealized mark-to-market gain of $3.1 million for the first six months of 2011, as compared to $21.6 million in realized gains and $6.7 million in unrealized losses for the same period in 2010. The realized loss of $6.8 million for the six months ended June 30, 2011 relates to the realization of losses on commodity contracts due to higher oil prices offset slightly by gains on foreign currency contracts. The unrealized gain of $3.1 million for the six months ended June 30, 2011, is mainly due to settlement of oil contracts that were previously unrealized losses and new contracts entered for natural gas at favorable fixed prices in 2011, offset by completion of favorable foreign currency swap contracts.

Details of the risk management contracts in place as at June 30, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the consolidated financial statements as at and for the three months and six months ended June 30, 2011.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended June 30, 2011 decreased to $3.4 million from $6.2 million for the same period of 2010 due to a decrease in lease expiries of undeveloped land during the second quarter of 2011.  For the six months ended June 30, 2011, the expense decreased to $6.8 million from $12.0 million for the same period of 2010 due to a decrease in lease expiries of undeveloped land during the six months ended June 30, 2011.

Production and Operating Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Production and operating expenses	$50,189	$42,387	18%	$97,665	$84,621	15%
Production and operating expenses per boe	$11.56	$10.54	10%	$11.34	$10.65	6%

Production and operating expenses for the three months ended June 30, 2011 increased to $50.2 million from $42.4 million for the same period of 2010 due to an increase in total production volumes and difficult spring operating conditions, including forest fires in northern Alberta and extremely wet ground conditions in North Dakota. Production and operating expenses were $11.56 per boe for the three months ended June 30, 2011, as compared to $10.54 per boe for the same period in 2010. For the three months ended June 30, 2011, production and operating expenses were $12.14 per boe of light oil, NGL and natural gas and $11.31 per barrel of heavy oil, as compared to $10.35 and $10.65, respectively, for the same period in 2010.

Production and operating expenses for the six months ended June 30, 2011 increased to $97.7 million from $84.6 million for the same period of 2010 due to an increase in total production volumes and difficult year to date weather conditions. In the winter months, Baytex experienced increased costs for energy inputs and snow removal, and in the spring months, increased costs due to forest fires in northern Alberta and extremely wet ground conditions in North Dakota. Production and operating expenses were $11.34 per boe for the six months ended June 30, 2011, as compared to $10.65 per boe for the same period in 2010. For the six months ended June 30, 2011, production and operating expenses were $11.69 per boe of light oil, NGL and natural gas and $11.18 per barrel of heavy oil, as compared to $11.07 and $10.41, respectively, for the same period in 2010.

Transportation and Blending Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
Blending expenses	$50,963	$33,835	51%	$102,578	$74,319	38%
Transportation expenses (1)	16,555	12,082	37%	29,100	23,637	23%
Total transportation and blending expenses	$67,518	$45,917	47%	$131,678	$97,956	34%
Transportation expense per boe (1)	$3.81	$3.01	27%	$3.38	$2.98	13%

(1) Transportation expenses per boe are before the purchase of blending diluent.

Transportation and blending expenses for the second quarter of 2011 were $67.5 million, as compared to $45.9 million for the second quarter of 2010. Transportation and blending expenses for the first half of 2011 were $131.7 million, as compared to $98.0 million for the first half of 2010.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications. Baytex mainly purchases condensate from industry producers as the blending diluent to facilitate the marketing of its heavy oil. In the second quarter of 2011, blending expenses were $51.0 million for the purchase of 5,208 bbl/d of condensate at $107.53 per barrel, as compared to $33.8 million for the purchase of 4,404 bbl/d at $84.42 per barrel for the same period last year. In the six months ended June 30, 2011, blending expenses were $102.6 million for the purchase of 5,537 bbl/d of condensate at $102.35 per barrel, as compared to $74.3 million for the purchase of 4,799 bbl/d at $85.56 per barrel for the same period last year. The cost of blending diluent is effectively recovered in the sale price of a blended product.

Transportation expenses were $3.81 per boe for the three months ended June 30, 2011, as compared to $3.01 per boe for the same period of 2010. Transportation expenses were $0.85 per boe of light oil, NGL and natural gas and $5.04 per barrel of heavy oil in the second quarter of 2011, as compared to $0.93 and $4.17, respectively, for the same period in 2010. The increase in transportation cost per barrel of heavy oil is primarily due to higher fuel prices and increased use of long-haul trucking at Seal in response to pipeline outages.

Transportation expenses were $3.38 per boe for the six months ended June 30, 2011, as compared to $2.98 per boe for the same period of 2010. Transportation expenses were $0.78 per boe of light oil, NGL and natural gas and $4.52 per barrel of heavy oil in the first half of 2011, as compared to $0.88 and $4.18, respectively, for the same period in 2010. The increase in transportation cost per barrel of heavy oil is primarily due to higher fuel prices and increased use of long-haul trucking at Seal in response to pipeline outages.

Operating Netback

	Three Months Ended June 30			Six Months Ended June 30
($ per boe except for % and volume)	2011	2010	Change	2011	2010	Change
Sales volume (boe/d)	47,725	44,177	8%	47,603	43,884	8%
Operating netback (1):
Sales price (2)	$65.84	$51.68	27%	$60.89	$54.02	13%
Less:
Royalties	11.78	10.47	13%	11.60	11.71	(1)%
Operating expenses	11.56	10.54	10%	11.34	10.65	6%
Transportation expenses	3.81	3.01	27%	3.38	2.98	13%
Operating netback before financial derivatives	$38.69	$27.66	40%	$34.57	$28.68	21%
Financial derivatives (loss) gain (3)	(1.93)	3.09	(162)%	(0.79)	2.72	(129%)
Operating netback after financial derivatives (loss) gain	$36.76	$30.75	19%	$33.78	$31.40	8%

 (1) Operating netback table includes revenues and costs associated with sulphur production.
 (2) Sales price is shown net of blending costs and gains (losses) on physical delivery contracts.
(3) Financial derivatives reflect realized derivative gains (losses) only.

General and Administrative Expenses

	Three Months Ended June 30			Six Months Ended June 30
($ thousands except for % and per boe)	2011	2010	Change	2011	2010	Change
General and administrative expenses	$8,689	$9,891	(12%)	$19,819	$21,022	(6%)
General and administrative expenses per boe	$2.00	$2.46	(19%)	$2.30	$2.65	(13%)

General and administrative expenses for the second quarter of 2011 decreased to $8.7 million from $9.9 million for the same period in 2010. The decrease results from $0.6 million of transaction expenses related to the corporate acquisition completed in May 2010 and $0.7 million in additional overhead recoveries for the current quarter due to the increased capital expenditures. Excluding expenses related to the corporate acquisition, general and administrative expenses per boe for the three months ended June 30, 2010 would have been $2.31 per boe.

General and administrative expenses for the first half of 2011 decreased to $19.8 million from $21.0 million for the same period in 2010. General and administrative expenses in the first half of 2010 included a non-recurring tax indemnification payment of $1.9 million relating to the Trust Unit Rights Incentive Plan of the Trust (the “Unit Rights Plan”), partially offset by increased rent costs for the current period. Excluding the tax indemnification payment, general and administrative expenses per boe for the first half of 2010 would have been $2.41 per boe.

Share-based Compensation Expense

Compensation expense related to the Common Share Rights Incentive Plan (the “Share Rights Plan”) was $4.5 million for the three months ended June 30, 2011, as compared to a $3.9 million recovery related to the Unit Rights Plan for the same period in 2010. For the six months ended June 30, 2011, the compensation expense was $9.8 million, as compared to $28.1 million for the same period in 2010. The decrease in compensation expense is due to the classification, in 2010, of the Unit Rights Plan as a liability and the requirement to remeasure the fair value of the liability at each reporting date and at settlement. Any changes in fair value were recognized in net income for the period. Upon conversion to a corporation, at year end 2010, the Share Rights Plan replaced the Unit Rights Plan and the classification of the Share Rights Plan was determined to be equity settled. As such, the expense recognized over the remainder of the vesting period from the date of modification of the Unit Rights Plan into the Share Rights Plan is determined based on the fair value of the reclassified share rights at the date of such modification.

On January 1, 2011, the Company adopted a full-value award plan (the “Share Award Incentive Plan”) pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. During the three months and six months ended June 30, 2011, the Company recorded $2.9 million and $5.6 million, respectively, related to the share awards ($nil for the three months and six months ended June 30, 2010). This increase is the result of the compensation expense related to share awards granted in 2011.

Compensation expense associated with the Share Rights Plan and the Share Award Incentive Plan are recognized in income over the vesting period of the share rights or share awards with a corresponding increase in contributed surplus. The issuance of common shares upon the exercise of share rights or settlement of share awards is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus

Financing Costs

Financing costs for the three months ended June 30, 2011 increased to $12.8 million, as compared to $9.4 million in the second quarter of 2010. The increase in financing costs was primarily attributable to interest on the US$150.0 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011, higher fees paid in 2011 associated with our revolving credit facilities and a higher bank loan balance and prime lending rate compared to the same period in 2010.

Financing costs for the six months ended June 30, 2011 increased to $23.4 million, as compared to $17.1 million in the six months ended June 30, 2010. The increase in financing costs was primarily attributable to the interest on the US$150.0 million principal amount of 6.75% Series B senior unsecured debentures issued on February 17, 2011, higher fees paid in 2011 associated with our revolving credit facilities and a higher bank loan balance and prime lending rate compared to the same period in 2010.

Foreign Exchange

	Three Months Ended June 30			Six Months Ended June 30
($ thousands)	2011	2010	Change	2011	2010	Change
Unrealized foreign exchange (gain) loss	$(4,746)	$7,347	(165%)	$(9,602)	$2,497	(485%)
Realized foreign exchange loss (gain)	740	(3,013)	125%)	1,666	(2,089)	(180%)
Total (gain) loss	$(4,006)	$4,334	(192%)	$(7,936)	$408	(2,045%)

The foreign exchange gain for the three months ended June 30, 2011 was $4.0 million, as compared to a loss of $4.3 million for the three months ended June 30, 2010. This gain was comprised of an unrealized foreign exchange gain of $4.7 million and a realized foreign exchange loss of $0.7 million. The second quarter of 2011 unrealized gain of $4.7 million, as compared to a loss of $7.3 million for the second quarter of 2010, was due to the translation of the US$180 million portion of the bank loan and US$150 million Series B senior unsecured debentures as the CAD/USD foreign exchange rates strengthened at June 30, 2011 (as compared to March 31, 2011) and weakened at June 30, 2010 (as compared to March 31, 2010). The current quarter realized loss was related to US dollar denominated financial derivative contract losses and was partially offset by gains on day-to-day US dollar denominated transactions.

The foreign exchange gain for the six months ended June 30, 2011 was $7.9 million, as compared to a loss of $0.4 million for the six months ended June 30, 2010. This gain was comprised of an unrealized foreign exchange gain of $9.6 million and a realized foreign exchange loss of $1.7 million. The six months ended June 30, 2011 unrealized gain of $9.6 million, as compared to a loss of $2.5 million for the same period in 2010, was due to the translation of the US$180 million portion of the bank loan as the CAD/USD foreign exchange rates strengthened at June 30, 2011 (as compared to December 31, 2010) and weakened at June 30, 2010 (as compared to December 31, 2009). In addition, the translation of the US$150 million Series B senior unsecured debentures issued on February 17, 2011 contributed to the year to date unrealized foreign exchange gain as the CAD/USD foreign exchange rate strengthened from the issue date of the debentures to June 30, 2011. The realized loss for the six months ended June 30, 2011 was related to US dollar denominated financial derivative contract losses and was partially offset by gains on day-to-day US dollar denominated transactions

Depletion and Depreciation

Depletion and depreciation for the three months ended June 30, 2011 increased to $56.5 million from $48.9 million for the same period in 2010. On a sales-unit basis, the provision for the current quarter was $12.32 per boe, as compared to $12.16 per boe for the same quarter in 2010.

Depletion and depreciation for the six months ended June 30, 2011 increased to $113.1 million from $96.7 million for the same period in 2010. On a sales-unit basis, the provision for the first six months of 2011 was $12.79 per boe, as compared to $12.18 per boe for the same period in 2010.

Income Taxes

For the six months ended June 30, 2011, deferred income tax expense totaled $16.0 million, as compared to a recovery of $119.5 million for the six months ended June 30, 2010. The decrease in the deferred income tax recovery is primarily due to the $109.8 million recovery in the second quarter of 2010 related to the difference between the deferred income tax asset and the cash paid on the acquisition in May 2010 of private entities for use in our internal financing structure as well as the reduction of the Canadian federal corporate tax rate by 1.5%.

As at June 30, 2011, deferred income tax liability was $54.5 million (December 31, 2010 - $14.4 million) and deferred income tax asset was $7.2 million (December 31, 2010 - $7.9 million). The increase relates to the additional liability recognized in the corporate acquisition in the current year of $24.5 million, the impact of accounting income net of adjustments due to a decrease in tax rates and an increase to opening tax pool balances.

Tax Pools

During 2010 and prior years, Baytex was organized as a mutual fund trust for Canadian income tax purposes. Partially as a result of tax deductions taken for distributions paid to unitholders in 2010 and prior years, no material Canadian cash tax was payable by the Trust.

Following the conversion from a trust structure to a corporate legal form on December 31, 2010, Baytex will not be entitled to a deduction from Canadian taxable income for its dividends. As such, it is likely that cash income tax expense attributable to our Canadian operations will be higher in future. Baytex has accumulated the Canadian and US tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and the proposed legislation on partnership deferral, Baytex expects to become liable for Canadian income taxes in 2012. The income tax pools detailed below are deductible at various rates as prescribed by law.

($ thousands)	June 30, 2011	December 31, 2010
Canadian Tax Pools
Canadian oil and natural gas property expenditures	$314,764	$271,741
Canadian development expenditures	299,793	292,500
Canadian exploration expenditures	17,354	11,757
Undepreciated capital costs	246,338	184,586
Non-capital losses	760,714	775,727
Financing costs and other	10,236	10,334
Total Canadian tax pools	$1,649,199	$1,546,645

US Tax Pools
Taxable depletion	$150,804	$125,628
Intangible drilling costs	11,263	35,000
Tangibles	8,112	3,634
Non-capital losses	73,253	66,530
Total US tax pools	$243,432	$230,792

Net Income

Net income for the three months ended June 30, 2011 was $106.9 million, as compared to $157.4 million for the same period in 2010. The decrease in net income was primarily the result of a $109.8 million deferred income tax recovery in 2010 relating to the acquisition of private entities, which was partially mitigated by a $38.7 million increase in financial derivative gain and an increase in production volume coupled with a higher operating netback for the current period.

Net income for of the six months ended 2011 was $107.8 million, as compared to $186.9 million for the same period in 2010. The decrease in net income was primarily the result of a $109.8 million deferred income tax recovery in 2010 relating to the acquisition of private entities, which was partially mitigated by the increase in production volume coupled with a higher operating netback and lower share-based compensation expense for the current period.

Other Comprehensive Income

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders’/unitholders’ equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. The $17.0 million balance of accumulated other comprehensive loss at June 30, 2011 is the sum of a $10.3 million foreign currency translation loss incurred in 2010 and a $6.6 million foreign currency translation loss incurred in the six months ended June 30, 2011.

FUNDS FROM OPERATIONS, PAYOUT RATIO AND DIVIDENDS OR DISTRIBUTIONS

Funds from operations and payout ratio are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends/distributions (net of participation in the Dividend Reinvestment Plan (“DRIP”)) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended			Six Months Ended		Year Ended
($ thousands except for %)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
Cash flow from operating activities	$146,199	$119,899	$113,915	$266,098	$215,970	$459,732
Change in non-cash working capital	2,206	(2,392)	648	(186)	10,282	13,399
Asset retirement expenditures	959	919	733	1,878	1,344	2,829
Financing costs	(12,793)	(10,562)	(9,434)	(23,355)	(17,057)	(34,570)
Accretion on asset retirement obligations	1,516	1,484	1,439	3,000	2,858	5,862
Accretion on debentures and long-term debt	146	122	111	268	222	426
Funds from operations	$138,233	$109,470	$107,412	$247,703	$213,619	$447,678
Cash distributions declared, net of DRIP	$52,764	$52,002	$46,761	$104,766	$95,903	$189,824
Payout ratio	38%	48%	44%	42%	45%	42%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, it is not possible to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $52.8 million for the second quarter of 2011 were funded through funds from operations of $138.2 million.

The following table compares cash dividends or distributions declared (net of DRIP participation) to cash flow from operating activities and net income:

	Three Months Ended			Six Months Ended		Year Ended
($ thousands except for %)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010	December 31, 2010
Cash flow from operating activities	$146,199	$119,899	$113,915	$266,098	$215,970	$459,732
Cash dividends or distributions declared, net of DRIP	52,764	52,002	46,761	104,766	95,903	189,824
Excess of cash flow from operating activities over cash dividends or distributions declared, net of DRIP	$93,435	$67,897	$67,154	$161,332	$120,067	$269,908
Net income	$106,863	$950	$157,440	$107,813	$186,941	$231,615
Cash dividends or distributions declared, net of DRIP	52,764	52,002	46,761	104,766	95,903	189,824
Excess (shortfall) of earnings over cash dividends or distributions declared, net of DRIP	$54,099	$(51,052)	$110,679	$3,047	$91,038	$41,791

It is Baytex’s long-term operating objective to substantially fund cash dividends and capital expenditures for exploration and development activities through funds from operations. Future production levels are highly dependent upon our success in exploiting our asset base and acquiring additional assets. The success of these activities, along with commodity prices realized, are the main factors influencing the sustainability of our cash dividends. During periods of lower commodity prices or periods of higher capital spending, it is possible that funds from operations will not be sufficient to fund both cash dividends and capital spending. In these instances, the cash shortfall may be funded through a combination of equity and debt financing.

For the three months ended June 30, 2011, the Company’s net income was in excess of cash dividends declared (net of DRIP participation) by $54.1 million, with net income reduced by $39.3 million for non-cash items. For the six months ended June 30, 2011, the Company’s net income was in excess of cash dividends declared (net of DRIP participation) by $3.0 million, with net income reduced by $158.3 million for non-cash items. Non-cash items such as depletion and depreciation may not be fair indicators for the cost of maintaining our productive capacity as they are based on historical costs of assets and not the fair value of replacing those assets under current market conditions.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties, and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	June 30, 2011	December 31, 2010
Bank loan	$315,073	$303,773
Long-term debt (1)	294,645	150,000
Working capital deficiency	72,621	52,462
Total monetary debt	$682,339	$506,235

(1) Principal amount of long-term debt.

At June 30, 2011, total monetary debt was $682.3 million, as compared to $506.2 million at December 31, 2010. Bank borrowings and working capital deficiency at June 30, 2011 were $387.7 million, as compared to total credit facilities of $700.0 million.

Our wholly-owned subsidiary, Baytex Energy Ltd. (“Baytex Energy”), has established credit facilities with a syndicate of chartered banks. On June 14, 2011, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the facilities to $700 million (from $650 million), (ii) extend the revolving period from 364 days (with a one-year term out following the revolving period) to three years, which is extendible annually for a 1, 2 or 3 year period (subject to a maximum three-year term at any time), and (iii) change the structure of the facilities from reserves-based to covenant-based (with standard commercial covenants for facilities of this nature). The credit facilities do not require any mandatory principal payments during the three-year term. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by us and certain of our material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with covenants under the credit facilities, our ability to pay dividends to shareholders may be restricted. A copy of the amended and restated credit agreement which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011).

Financing costs for the six months ended June 30, 2011 include facility amendment fees of $2.2 million ($1.4 million for six months ended June 30, 2010). The weighted average interest rate on the bank loan for six months ended June 30, 2011 was 3.88% (3.94% for the year ended December 31, 2010 and six months ended June 30, 2010).

On February 17, 2011, Baytex issued US$150.0 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy’s credit facilities. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under the Series A or Series B senior unsecured debentures and Baytex Energy’s credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2011	2010	2011	2010
Land	$2,326	$6,197	$4,551	$10,771
Seismic	45	89	168	(197)
Drilling and completion	73,744	35,190	136,939	73,184
Equipment	32,341	15,887	53,772	28,981
Other	(3)	(9)	37	(29)
Total exploration and development	$108,453	$57,354	$195,467	$112,710
Acquisitions - Corporate	1,325	40,314	118,671	40,314
Acquisitions - Properties	(185)	5,531	37,333	7,864
Total Acquisitions	1,140	45,845	156,004	48,178
Total oil and natural gas expenditures	109,593	103,199	351,471	160,888
Other plant and equipment, net	1,100	1,893	825	6,732
Total capital expenditures	$110,693	$105,092	$352,296	$167,620

Shareholders’ Capital

On December 31, 2010, all of the outstanding trust units of the Trust were exchanged for common shares of Baytex on a one-for-one basis in connection with the Corporate Conversion.

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at August 5, 2011, the Company had 116,335,386 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations on an ongoing manner. A significant portion of these obligations will be funded through funds from operations. These obligations as of June 30, 2011, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$243,222	$243,222	$-	$-	$-
Dividends payable to shareholders	23,201	23,201	-	-	-
Bank loan (1)	315,073	-	315,073	-	-
Long-term debt (2)	294,645	-	-	-	294,645
Operating leases	52,849	5,738	12,113	11,790	23,208
Processing and transportation agreements	2,710	1,931	771	8	-
Total	$931,700	$274,092	$327,957	$11,798	$317,853

(1) The bank loan is a three-year covenant-based revolving loan that is extendible annually for a one, two or three year period (subject to a maximum three-year term at any time). Unless extended, the revolving period will end on June 14, 2014 with all amounts to be re-paid on such date.

(2) Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is managed by Baytex through a series of derivative contracts intended to manage the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

Details of the risk management contracts in place as at June 30, 2011 and the accounting treatment of the Company’s financial instruments are disclosed in note 22 to the condensed consolidated financial statements as at and for the three months and six months ended June 30  2011.

QUARTERLY FINANCIAL INFORMATION

	2011		2010				2009
($ thousands, except per common share or trust unit amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenues	336,899	290,315	263,497	238,293	241,581	261,782	237,962	208,206
Net income	106,863	950	21,356	23,319	157,440	29,501	27,956	40,657
Per common share or trust unit - basic	0.92	0.01	0.19	0.21	1.42	0.27	0.26	0.38
Per common share or trust unit - diluted	0.90	0.01	0.18	0.20	1.38	0.26	0.25	0.37

(1) Financial information for 2011 and 2010 has been prepared in accordance with IFRS and financial information for 2009 has been prepared in accordance with the previous GAAP.

CHANGES IN ACCOUNTING POLICIES

Adoption of International Financial Reporting Standards

IFRS replaces GAAP in Canada for financial periods beginning on January 1, 2011. At the transition date, publicly accountable enterprises are required to prepare financial statements in accordance with IFRS. The adoption date of January 1, 2011 requires the restatement, for comparative purposes, of 2010 amounts reported by Baytex, including the opening statement of financial position as at January 1, 2010.

Our IFRS financial statements for the year ending December 31, 2011 must use the standards that are in effect on December 31, 2011, and therefore our condensed interim unaudited consolidated financial statements have been prepared using the standards expected to be effective at the end of 2011. IFRS accounting policies will only be finalized when our first annual IFRS financial statements are prepared for the year ending December 31, 2011 and as a result, our condensed consolidated financial statements for the three months and six months ended June 30, 2011 are subject to change. Reconciliations to IFRS from the previously published consolidated financial statements, prepared in accordance with previous GAAP are shown in note 25 to the condensed consolidated financial statements. The accounting policies described in note 3 to the condensed consolidated financial statements set out those policies that have been applied retrospectively and consistently in preparing the condensed consolidated financial statements, except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 (as disclosed in note 25 to the condensed consolidated financial statements).

The following table reconciles Baytex’s 2010 previous GAAP results to IFRS for the three months and six months ended June 30, 2010.

	2010
	Three months ended June 30	Six months ended June 30
Net income – Previous GAAP	$33,027	$84,981
Exploration and evaluation	(6,159)	(12,005)
Depletion and depreciation	17,344	34,389
Accretion on asset retirement obligation	(323)	(650)
Unit-based compensation	6,246	(23,214)
Conversion feature of convertible debentures	306	(2,245)
Deferred income tax	107,299	106,018
Other	(300)	(333)
Net income - IFRS	$157,440	$186,941

	2010
	Three months ended June 30	Six months ended June 30
Funds from operations – Previous GAAP	$109,123	$216,621
Exploration and evaluation	(1,508)	(2,861)
Other	(203)	(141)
Funds from operations - IFRS	$107,412	$213,619

Listed below is a summary of the significant effects of the transition from previous GAAP to IFRS:

Exploration and Evaluation
Under previous GAAP, petroleum and natural gas properties included certain exploration and evaluation expenditures incurred within a country-by-country cost centre. Under IFRS, such exploration and evaluation expenditures are recognized as tangible or intangible based on their nature and subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are expensed.

Exploration and evaluation assets at January 1, 2010 were deemed to be $124.6 million, being the amount recorded as the undeveloped land balance under previous GAAP. This has resulted in the reclassification from property, plant and equipment to intangible exploration assets of $124.6 million in the opening IFRS statement of financial position.

During the three months ended June 30, 2010, Baytex expensed $4.6 million of exploration and evaluation assets related to lease expiries and $1.6 million in direct exploration costs. For the six months ended June 30, 2010, Baytex transferred exploration and evaluation expense of $14.7 million to oil and natural gas properties and expensed $9.1 million of exploration and evaluation assets related to lease expiries and $2.9 million in direct exploration costs.

Depletion
Upon transition to IFRS, the Company adopted a policy of depleting oil and natural gas properties on a “units of production” basis over proved plus probable reserves on an area basis rather than a cost pool basis under previous GAAP. The depletion policy under previous GAAP was units of production over proved reserves on a country basis.

There is no impact to depletion on transition to IFRS at January 1, 2010. For the three months ended June 30, 2010, this change resulted in a decrease in depletion expense of $18.5 million with a corresponding increase in oil and natural gas properties. For the six months ended June 30, 2010, this change resulted in a decrease in depletion expense of $36.3 million with a corresponding increase in oil and natural gas properties.

Impairment of Property, Plant and Equipment (“PP&E”) Assets
Under IFRS, impairment of PP&E must be calculated at a more detailed level than what was required under previous GAAP. Impairment calculations are performed at the cash generating unit (“CGU”) level using the higher of its fair value less costs to sell and its value in use. Baytex uses discounted estimated cash flows from proved plus probable reserves for impairment tests of PP&E. Under previous GAAP, estimated future net cash flows used to assess impairments were not discounted. As such, impairment losses may be recognized earlier under IFRS than under previous GAAP. Impairment losses are reversed under IFRS when there is an increase in the recoverable amount.

Baytex has allocated the PP&E amount recognized under previous GAAP as at January 1, 2010 to the assets at a CGU level using reserve values calculated using the discounted net cash flows. There is no change in the overall net book value of our PP&E as there were no impairments upon transition to IFRS at January 1, 2010.

Asset Retirement Obligations
Under IFRS, Baytex uses a risk free interest rate to discount the estimated fair value of its asset retirement obligations associated with the related oil and natural gas properties. Under previous GAAP, the Company used a credit-adjusted risk free interest rate. A lower discount rate under IFRS will increase the asset retirement obligations. In addition, under IFRS the asset retirement obligations are measured using the best estimate of the expenditure to be incurred and current discount rates at each remeasurement date with the corresponding adjustment to the cost of the related oil and natural gas properties. Existing liabilities under previous GAAP are not remeasured using current discount rates.

Under previous GAAP, the Company’s asset retirement obligations were recorded using the credit-adjusted risk free rate of 8.0%. Under IFRS, the Company’s asset retirement obligations are recorded using the risk free rate of 3.5% at December 31, 2010 (4.0% at January 1, 2010 and June 30, 2010). Under IFRS, an additional liability of $87.3 million was charged to deficit at January 1, 2010. At December 31, 2010, excluding the January 1, 2010 adjustment, the lower discount rates used resulted in an additional liability of $30.0 million and a resulting $28.7 million increase to the related oil and natural gas properties.

For the three months ended June 30, 2010, the $1.1 million accretion expense on asset retirement obligations under previous GAAP was reclassified to financing costs and an additional accretion expense on asset retirement obligations of $0.3 million has been recognized in net income under IFRS (six months ended June 30, 2010 – $2.2 million reclassified to financing costs and an additional accretion expense of $0.6 million).

Unit-based Compensation
Under previous GAAP, the obligation associated with the Unit Rights Plan is considered to be equity-based and the related unit-based compensation was calculated using the binomial-lattice model to estimate the fair value of the outstanding unit rights at grant date. The exercise of unit rights was recorded as an increase in unitholders’ capital with a corresponding reduction in contributed surplus.

Under IFRS, prior to the conversion to a corporation, the obligation associated with the Unit Rights Plan was considered a liability and the fair value of the liability is remeasured at each reporting date and at settlement date. Any changes in fair value are recognized in net income for the period. For periods prior to the conversion to a corporation remeasuring the fair value of the obligation each reporting period will increase or decrease the unit-based payment liability, unitholders’ capital and compensation expense recognized. Upon conversion to a corporation, the outstanding Unit Rights Plan was modified to become the new Share Rights Plan, effectively changing the related classification from liability-settled to equity-settled. The expense recognized from the date of the plan modification over the remainder of the vesting period is determined based on the fair value of the reclassified unit rights at the date of the modification. Upon transition of IFRS at January 1, 2010, an additional unit-based payment liability of $91.6 million and a decrease of $20.4 million in contributed surplus resulted in a corresponding $71.2 million charge to deficit.

Under IFRS, in addition to the January 1, 2010 adjustments discussed above, at June 30, 2010 the remeasurement of the liability at reporting date and at settlement date resulted in the recognition of an additional unit-based compensation expense of $23.2 million, with a corresponding decrease of $0.8 million in contributed surplus, an increase of $19.1 million in shareholders’/unitholders’ equity and an increase of $5.0 million in unit-based payment liability.

Conversion Feature of Convertible Debentures
Under previous GAAP, the convertible debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ or shareholders’ equity. The debt portion accreted up to the principal balance at maturity. If the debentures were converted to trust units, a portion of the value of the conversion feature under unitholders’ equity was reclassified to unitholders’ capital along with principal amounts converted.

Under IFRS, the conversion feature of the convertible debentures has been classified as a financial derivative liability. The financial derivative liability requires a fair value method of accounting and changes in the fair value of the derivative liability are recognized in the statements of income and comprehensive income. If the debentures were converted to trust units, the fair value of the conversion feature under financial derivative liability was reclassified to unitholders’/shareholders’ capital along with the principal amounts converted. The impact on adoption to IFRS at January 1, 2010 was an additional liability of $7.4 million, an increase of $33.4 million in unitholders’ capital with a corresponding $40.4 million charge to deficit and a decrease of $0.4 million in the conversion feature of convertible debentures.

Under IFRS, for the six months ended June 30, 2010, the increase in unitholders’/shareholders’ equity of $2.2 million and the increase of $0.1 million in conversion feature of convertible debentures had a corresponding decrease in the $0.1 million liability recorded at January 1, 2010 and a $2.2 million decrease in gain on financial derivatives in net income (three months ended June 30, 2010 - $0.3 million increase in gain on financial derivatives in net income).

Accumulated Other Comprehensive Loss
Under previous GAAP, amounts are composed entirely of currency translation adjustments on self-sustaining foreign operations. Under IFRS, the Company has elected to deem cumulative currency translation differences as $nil at January 1, 2010. At January 1, 2010, this has resulted in an decrease in accumulated other comprehensive loss with a corresponding increase in deficit of $3.9 million.

Deferred Income Taxes
Under IFRS, deferred income taxes are required to be presented as non-current. Upon transition to IFRS, the Company recognized a $27.6 million reduction in the net deferred income tax liability entirely resulting from the tax impact of the adjustments from previous GAAP to IFRS with a decrease to deficit of $25.8 million and a decrease to unitholders’ capital of $1.8 million.

Baytex acquired several private entities to be used in its internal financing structure. Under previous GAAP, the excess of amounts assigned to the acquired assets over the consideration paid is classified as a deferred credit. Under IFRS, the deferred credit is derecognized through net income as a deferred income tax recovery. For the three and six months ended June 30, 2010, deferred income tax recovery of $109.8 million was recorded in net income for amounts previously recognized as a deferred credit.

For the three months ended June 30, 2010, the application of the IFRS adjustments resulted in a $107.3 million increase to the Company’s deferred income tax recovery. For the six months ended June 30, 2010, the transition to IFRS resulted in a $106.0 million increase to the Company’s deferred income tax recovery. The increase in deferred income tax recovery is due to the deferred credit derecognized through net income under IFRS.

Under IFRS, taxable and deductible temporary differences related to the legal entity of the Trust must be measured using the highest marginal personal tax rate of 39%, as opposed to the corporate tax rates used under previous GAAP, resulting in an increase to the deferred income tax asset of $5.1 million at January 1, 2010. Upon conversion to a dividend paying corporation on December 31, 2010, the total deferred income tax asset related to the Trust was adjusted to the corporate tax rate of approximately 25% and derecognized through net income on December 31, 2010.

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of The Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to:  crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; our ability to utilize our tax pools to reduce or potentially eliminate our taxable income for the initial period post-conversion; the timing of payment of Canadian income taxes; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; the existence, operation, and strategy of our risk management program; the impact of the adoption of new accounting standards on our financial results; and the impact of the adoption of IFRS on our financial position and results of operations. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and natural gas operations; changes in royalty rates and incentive programs relating to the oil and natural gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2010, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.